________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 34

                              -------------------

                              NCS HEALTHCARE, INC.
                       (Name of Subject Company (Issuer))

                                 OMNICARE, INC.
                             NCS ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    62887410
                     (CUSIP Number of Class A Common Stock)

                                      AND

                CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                     (CUSIP Number of Class B Common Stock)

                              PETER LATERZA, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                 OMNICARE, INC.
                         100 EAST RIVERCENTER BOULEVARD
                           COVINGTON, KENTUCKY 41011
                           TELEPHONE: (859) 392-3300
      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

                             MORTON A. PIERCE, ESQ.
                              DEWEY BALLANTINE LLP
                          1301 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 259-8000
                              -------------------

                           CALCULATION OF FILING FEE

              Transaction Valuation*                               Amount of Filing Fee
                   $91,816,869                                          $18,363.37

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of (i) 18,460,599 shares of the class A common stock, par value $0.01, of NCS HealthCare, Inc. (the 'Company'), representing all of the outstanding shares of such class as of July 28, 2002 (less 1,000 shares of such class owned by Omnicare, Inc.), (ii) 5,255,210 shares of the class B common stock, par value $0.01, of the Company, representing all of the outstanding shares of such class as of July 28, 2002, (iii) 2,422,724 shares reserved for issuance upon the exercise of outstanding options to purchase class A common stock and (iv) 94,858 shares reserved for issuance upon the exercise of outstanding options to purchase class B common stock. The number of outstanding shares and shares reserved for issuance upon the exercise of options is contained in the Current Report on Form 8-K filed by the Company on July 30, 2002.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $18,363.37     Filing party: Omnicare, Inc.
Form or Registration No.: SC TO        Date Filed: August 8, 2002


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [x] third-party tender offer subject to Rule 14d-1

    [ ] issuer tender offer subject to Rule 13e-4

    [ ] going private transaction subject to Rule 13e-3

    [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]

________________________________________________________________________________

         This Amendment No. 34 amends and supplements the Tender Offer
Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on August 8, 2002 (the "Schedule TO") by Omnicare, Inc., a Delaware corporation ("Omnicare"), and NCS Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Omnicare. The Schedule TO relates to a tender offer by Purchaser to purchase all of the outstanding shares of class A common stock, par value $0.01 per share, and class B common stock, par value $0.01 per share, of NCS HealthCare, Inc. (the "Company") for a purchase price of $3.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 8, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as hereby or hereafter amended or supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule TO.

Item 4.  Terms of the Transaction.

         On December 12, 2002, Omnicare extended the Offer until 12:00 Midnight, New York City time, on December 27, 2002, unless further extended. The full text of a press release issued by Omnicare announcing the extension of the Offer is filed as Exhibit (a)(1)(DDD) hereto and is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         Section 11 ("Background of the Offer") of the Offer to Purchase is hereby amended by adding the following to the end of such Section:

         On December 12, 2002, Omnicare sent the following letter to the Company and made its contents public:

                         [LETTERHEAD OF OMNICARE, INC.]

         December 12, 2002

         BY FACSIMILE AND OVERNIGHT COURIER


         Board of Directors
         NCS HealthCare, Inc.
         3201 Enterprise Parkway, Suite 220
         Beachwood, Ohio 44122

         Gentlemen:

         Your advisors have informed us that Genesis Health Ventures, Inc. has now offered to acquire NCS HealthCare, Inc. for $3.50 per share in Genesis common stock and have asked us if we would reconsider our merger proposal.

         In an effort to bring this matter to an expeditious and successful conclusion, we are revising our merger proposal, which was delivered to you on October 7, 2002. We have revised the Agreement and Plan of Merger between NCS and Omnicare (the "NCS/Omnicare Merger Agreement"), which is attached to this letter and has been executed by Omnicare, to provide that, if NCS executes the agreement, each outstanding share of NCS Class A and Class B common stock will be converted into the right to receive $5.50 per share in cash. All of the other terms of Omnicare's merger proposal remain substantially unchanged, other than the addition of a modest termination fee at the same percentage of transaction value as is included in the merger agreement between NCS and Genesis. We also remain committed to treating NCS creditors and bondholders in the same manner as they would have been treated in the NCS/Genesis merger. We are willing to consider paying all or part of the purchase price in Omnicare common stock and, as we have stated before and repeat here, are willing to discuss all aspects of our merger proposal.

         Omnicare's revised merger proposal provides substantial value to NCS stockholders that is demonstrably superior to the consideration offered by Genesis - both in the NCS/Genesis merger agreement and Genesis' revised proposal. Our revised merger proposal provides NCS stockholders with $2.00 per share (or 57%) more than Genesis' revised offer (and almost $4.00 per share more than the consideration offered in the NCS/Genesis merger agreement) and represents more than a 76% premium to today's closing price of NCS common stock.

         Omnicare's merger proposal presents a compelling opportunity for NCS and its stockholders, and we believe that our proposal is in the best interests of NCS and its stockholders.

         Omnicare has attached an executed copy of the NCS/Omnicare Merger Agreement to this letter. Therefore, NCS can accept the agreement by signing and returning a copy of the agreement to me by facsimile (859-392-3360) on or before the earliest of (i) the "Effective Time," if any, of the merger of Genesis and NCS (as defined in Section 1.3 of the NCS/Genesis merger agreement), (ii) two (2) calendar days after the date on which (A) the NCS/Genesis merger agreement is terminated by either NCS or Genesis in accordance with its terms, (B) a "Final Order" (as defined in Section 8.12(c) of the NCS/Genesis merger agreement) is entered enjoining or otherwise prohibiting Genesis or NCS from consummating their merger or (C) NCS stockholders fail to adopt the NCS/Genesis merger agreement and approve the transactions contemplated by the NCS/Genesis merger agreement at a meeting called for such purpose, (iii) any amendment or waiver of any of the provisions of the NCS/Genesis merger agreement, other than an amendment solely to reflect the $3.50 per share all-stock offer made by Genesis, and (iv) December 20, 2002 at 5:00 p.m. (EST).

         As you are aware, in order to accept the NCS/Omnicare Merger Agreement, each of the NCS/Genesis merger agreement and the voting agreements among NCS, Genesis and each of Messrs. Outcalt and Shaw shall have been terminated in accordance with their respective terms or otherwise on terms satisfactory to Omnicare, as stated in the NCS/Omnicare Merger Agreement. If not accepted during the time period and in the manner set forth above, the NCS/Omnicare Merger Agreement will expire at the option of Omnicare, and Omnicare will no longer be bound by the terms of such agreement.

         If you have any questions or would like to discuss Omnicare's revised merger proposal or the terms of our tender offer, please do not hesitate to call me at 859-392-3305 or, if you would prefer, you can have your advisors call either Alan Hartman of Merrill Lynch (212-449-8585) or Mort Pierce of Dewey Ballantine LLP (212-259-6640).

         Sincerely,

         /s/ Joel F. Gemunder
         --------------------------------------
         Joel F. Gemunder
         President and Chief Executive Officer



Item 12. Exhibits.

         Item 12 is hereby amended and supplemented with the following information:

         Exhibit (a)(1)(DDD) Press Release issued by Omnicare, Inc. on December 12, 2002.

         Exhibit (a)(5)(C) Agreement and Plan of Merger executed and delivered by Omnicare, Inc. on December 12, 2002.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2002

                                          OMNICARE, INC.

                                          By: /s/ DAVID W. FROESEL, JR.
                                              -------------------------------

                                          Name: David W. Froesel, Jr.
                                          Title: Senior Vice President
                                                 and Chief Financial Officer

                                          NCS ACQUISITION CORP.

                                          By: /s/ DAVID W. FROESEL, JR.
                                              ------------------------------

                                          Name: David W. Froesel, Jr.
                                          Title: Vice President and Chief
                                                 Financial Officer

                                EXHIBIT INDEX

(a)(1)(A)   Offer to Purchase dated August 8, 2002.*

(a)(1)(B)   Letter of Transmittal.*

(a)(1)(C)   Notice of Guaranteed Delivery.*

(a)(1)(D)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
            Nominees.*

(a)(1)(E)   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees.*

(a)(1)(F)   Guidelines for Certification of Taxpayer Identification Number on Substitute
            Form W-9.*

(a)(1)(G)   Summary Advertisement, published August 8, 2002.*

(a)(1)(H)   Press Release issued by Omnicare, Inc. on August 8, 2002.*

(a)(1)(I)   Complaint filed in the Chancery Court, New Castle County, Delaware on
            August 1, 2002.*

(a)(1)(J)   Press Release issued by Omnicare, Inc. on August 8, 2002.*

(a)(1)(K)   First Amended Complaint filed in the Chancery Court, New Castle
            County, Delaware on August 12, 2002.*

(a)(1)(L)   Press Release issued by Omnicare, Inc. on August 20, 2002.*

(a)(1)(M) First Amended Complaint filed in the United States District Court for the Northern District of Ohio on August 21, 2002.*

(a)(1)(N)   Press Release issued by Omnicare, Inc. on August 26, 2002.*

(a)(1)(O)   Press Release issued by Omnicare, Inc. on September 6, 2002.*

(a)(1)(P) Selected material from a presentation of Omnicare, Inc. at the Bear Stearns 15th Annual Healthcare Conference on
            September 17, 2002 at The Waldorf Astoria, New York, New York.*

(a)(1)(Q)   Press Release issued by Omnicare, Inc. on September 20, 2002.*

(a)(1)(R)   Motion for Summary Judgment as to Count I of the First Amended
            Complaint filed in the Chancery Court, New Castle County, Delaware on September 30, 2002.*

(a)(1)(S)   Motion to Dismiss the First Amended Complaint filed in the United States
            District Court for the Northern District of Ohio on September 13, 2002.*

(a)(1)(T)   Opposition to Omnicare's Motion to Dismiss and Motion for Preliminary
            Injunction filed in the United States District Court for the Northern
            District of Ohio on September 30, 2002.*

(a)(1)(U)   Press Release issued by Omnicare, Inc. on October 4, 2002.*

(a)(1)(V) Defendant's Motion to Dismiss the Second Amended Complaint filed in the Chancery Court, New Castle County, Delaware on October 3, 2002.*

(a)(1)(W) Omnicare's Reply Memorandum of Law in Further Support of the Motion to Dismiss the First Amended Complaint filed in the United States
            District Court for the Northern District of Ohio on October 15,
            2002.*

(a)(1)(X)   Second Amended Complaint filed in the Chancery Court, New Castle
            County, Delaware on October 16, 2002.*

(a)(1)(Y)   Plaintiff's Memorandum of Law in Opposition to the NCS Defendants'
            Motion to Dismiss Omnicare's Second Amended Complaint filed in the
            Chancery Court, New Castle County, Delaware on October 17, 2002.*

(a)(1)(Z)   Omnicare's Memorandum of Law in Opposition to Plaintiff's Motion for
            Preliminary Injunction filed in the United States District Court for the Northern District of Ohio on October 17, 2002.*

(a)(1)(AA) The NCS Defendants' Memorandum of Law in Opposition to Omnicare's and the Class Plaintiffs' Motion for Summary Judgment filed in the Chancery Court, New Castle County, Delaware on October 17, 2002.*

(a)(1)(BB) Defendant Jon H. Outcalt's Brief in Opposition to Omnicare's Motion for Summary Judgment on Count I of the First Amended Complaint filed in the Chancery Court, New Castle County, Delaware on October 17,
            2002.*

(a)(1)(CC)  Defendant Kevin B. Shaw's Memorandum of Law in Opposition to
            Omnicare's Motion for Summary Judgment on Count I of the Second
            Amended Complaint filed in the Chancery Court, New Castle County,
            Delaware on October 17, 2002.*

(a)(1)(DD)  Brief of Defendants Genesis Health Ventures, Inc. and Geneva Sub,
            Inc. in Opposition to Omnicare's and the Class Plaintiffs' Motions for Summary Judgment on Count I of their Complaints filed in the Chancery Court, New Castle County, Delaware on October 17, 2002.*

(a)(1)(EE)  Press Release issued by Omnicare, Inc. on October 22, 2002.*

(a)(1)(FF)  Reply Memorandum of Law in Further Support of Omnicare's Motion for
            Summary Judgment as to Count I of the Second Amended Complaint filed in the Chancery Court, New Castle County, Delaware on October 22,
            2002.*





(a)(1)(GG)  The NCS Defendants' Reply Memorandum of Law in Support of Their
            Motion to Dismiss Omnicare's Second Amended Complaint filed in the
            Chancery Court, New Castle County, Delaware on October 22, 2002.*

(a)(1)(HH)  Reply Brief of Defendants Genesis Health Ventures, Inc. and Geneva
            Sub, Inc. in Support of Their Motion to Dismiss the Second Amended
            Complaint filed in the Chancery Court, New Castle County, Delaware on October 22, 2002.*

(a)(1)(II)  Omnicare, Inc. v. NCS HealthCare, Inc., et al., C.A. No. 19800
            (Del. Ch. October 25, 2002).*

(a)(1)(JJ)  Press Release issued by Omnicare, Inc. on October 28, 2002.*

(a)(1)(KK)  Omnicare, Inc. v. NCS HealthCare, Inc., et al., C.A. No. 19800 (Del. Ch.
            October 29, 2002).*

(a)(1)(LL)  Press Release issued by Omnicare, Inc. on October 30, 2002.*

(a)(1)(MM)  Excerpts from the Transcript of Omnicare's Third Quarter 2002
            Conference Call, dated October 31, 2002.*

(a)(1)(NN)  Press Release issued by Omnicare, Inc. on November 5, 2002.*

(a)(1)(OO)  Selected material from a presentation of Omnicare, Inc. at the CIBC
            World Markets 13th Annual Health Care Conference on November 5, 2002 at The Plaza Hotel, New York, New York.*

(a)(1)(PP)  Press Release issued by Omnicare, Inc. on November 19, 2002.*

(a)(1)(QQ) Brief filed by Omnicare, Inc. in the Supreme Court of the State of Delaware on November 14, 2002.*

(a)(1)(RR)  In Re NCS HealthCare, Inc., Shareholders Litigation,
            Consolidated C.A. No. 19786 (Del. Ch. November 22, 2002).*

(a)(1)(SS)  Press Release issued by Omnicare, Inc. on November 25, 2002.*

(a)(1)(TT)  Answering Brief filed by Appellees NCS HealthCare, Inc.,
            Boake A. Sells and Richard L. Osborne in the Supreme Court of the
            State of Delaware on November 22, 2002.*

(a)(1)(UU) Answering Brief filed by Appellees Jon H. Outcalt and Kevin B. Shaw in the Supreme Court of the State of Delaware on November 22, 2002.*

(a)(1)(VV)  Answering Brief filed by Appellees Genesis Health Ventures, Inc. and
            Geneva Sub, Inc. in the Supreme Court of the State of Delaware on
            November 22, 2002.*

(a)(1)(WW)  Press Release issued by Omnicare, Inc. on December 4, 2002.*

(a)(1)(XX) Order of the Supreme Court of the State of Delaware, issued on December 3, 2002.*

(a)(1)(YY) Order of the Supreme Court of the State of Delaware, issued on December 4, 2002.*

(a)(1)(ZZ)  Press Release issued by Omnicare, Inc. on December 5, 2002.*

(a)(1)(AAA) Order of the Supreme Court of the State of Delaware, issued on December 10, 2002.*

(a)(1)(BBB) Press Release issued by Omnicare, Inc. on December 11, 2002.*

(a)(1)(CCC) Omnicare, Inc. v. NCS HealthCare, Inc., et al., C.A. No. 19786 (Del.
            Ch. December 11, 2002).*

(a)(1)(DDD) Press Release issued by Omnicare, Inc. on December 12, 2002.

(a)(5)(A)   Form of Agreement and Plan of Merger proposed by Omnicare, Inc.*

(a)(5)(B)   Agreement and Plan of Merger executed by Omnicare, Inc.*

(a)(5)(C) Agreement and Plan of Merger executed and delivered by Omnicare, Inc. on December 12, 2002.

(b)(1)      Three-year, $495.0 million Credit Agreement, dated as of March 20, 2001, among
            Omnicare, Inc., as the Borrower, the Guarantors named therein and the lenders named therein, as the Lenders, Lehman Commercial Paper Inc., as a Syndication
            Agent, Sun Trust Bank, as a Documentation Agent, Deutsche Banc Alex. Brown, as
            a Documentation Agent, and Bank One, NA, with its main office in Chicago,
            Illinois, as the Administrative Agent. (Incorporated by reference to Exhibit
            99.3 of Omnicare's Current Report on Form 8-K filed with the Securities and
            Exchange Commission on March 23, 2001).

(c)         None.

(d)(1)      Confidentiality Agreement, dated August 29, 2001, between Omnicare, Inc. and
            NCS HealthCare, Inc.*

(e)         None.

(f)         None.

(g)         None.

(h)         None.

---------------------
* Previously filed.


                          STATEMENT OF DIFFERENCES
                          ------------------------

The section symbol shall be expressed as ..................................'SS'